Exhibit 4.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context indicates or requires otherwise, all references to the “Company”, “Docebo”, “we”, “us” or “our” refer to Docebo Inc., together with our subsidiaries, on a consolidated basis as constituted on December 31, 2019.

This MD&A for the fourth quarter and fiscal years ended December 31, 2019 and 2018 should be read in conjunction with the Company’s audited consolidated financial statements and the accompanying notes for the fiscal years ended December 31, 2019 and 2018. The financial information presented in this MD&A is derived from the Company’s audited consolidated financial statements for the fourth quarter and fiscal years ended December 31, 2019 and 2018 which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are in thousands of United States dollars except where otherwise indicated.

This MD&A is dated as of March 11, 2020.

Forward-looking Information

This MD&A contains “forward-looking information” and “forward-looking statements” (collectively, “forward- looking information”) within the meaning of applicable securities laws. Forward looking information may relate to our financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information.

In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or, “will”, “occur” or “be achieved”, and similar words or the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

This forward-looking information includes, but is not limited to, statements regarding industry trends; our growth rates and growth strategies; addressable markets for our solutions; the achievement of advances in and expansion of our platform; expectations regarding our revenue and the revenue generation potential of our platform and other products; our business plans and strategies; and our competitive position in our industry.

This forward-looking information is based on our opinions, estimates and assumptions that, while considered by the Company to be appropriate and reasonable as of the date of this prospectus, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to:

•	the Company’s ability to execute on its growth strategies;

•	the impact of changing conditions in the global corporate e-learning market;

•	increasing competition in the global corporate e-learning market in which the Company operates;

•	fluctuations in currency exchange rates and volatility in financial markets;

•	changes in the attitudes, financial condition and demand of our target market;

•	developments and changes in applicable laws and regulations; and

•	such other factors discussed in greater detail under the “Risk Factors” section of our Annual Information Form.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in “Summary of Factors Affecting our Performance” and in the “Risk Factors” section of our Annual Information Form dated March 11, 2020, which is available under our profile on SEDAR at www.sedar.com, should be considered carefully by prospective investors.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this MD&A represents our expectations as of the date specified herein, and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.

Additional information relating to Docebo, including our Final Prospectus, can be found on SEDAR at www.sedar.com.

Overview

At Docebo, our mission is to redefine the way enterprises, including their internal and external workforces, partners and customers, learn by applying new technologies to the traditional corporate LMS market. Founded in 2005, we provide an easy-to-use, highly configurable and affordable learning platform with the end-to-end capabilities and critical functionality needed to train internal and external workforces, partners and customers. Our solution allows our customers to take control of their desired training strategies and retain institutional knowledge, while providing efficient course delivery, tracking of learning progress, advanced reporting tools and analytics. Our robust platform helps our customers centralize a broad range of learning materials from peer enterprises and learners into one LMS to expedite and enrich the learning process, increase productivity and grow teams uniformly.

Our platform is now used by more than 1,800 companies of all sizes, providing access to learners situated around the world in a variety of languages. Our clients range from select small local businesses, with a focus on mid-sized enterprises, to large multi-nationals, including service, financial, technology and resource-based companies and consulting firms. Our platform is sold primarily through a direct sales force with offices in Toronto, Canada, Athens, Georgia (USA), Biassono, Italy and London, United Kingdom. We also have some relationships with resellers and other channel partners, such as human resource and payroll services providers.

Our cloud platform currently consists of three interrelated modules: (i) “Docebo Learn”; (ii) “Docebo Discover, Coach & Share”; and (iii) “Docebo Extended Enterprise”. Docebo Learn, our foundational module, helps learning administrators centralize, organize and distribute learning content, track certifications and measure results with customer analytics. Docebo Discover, Coach & Share provides learners with access to social learning by encouraging the sharing of knowledge through formal, social, interactive and experiential learning across an organization. Docebo Extended Enterprise allows businesses to manage multiple portals for different audiences with their own administration, branding and authentication, which demonstrates our commitment to our customers’ success.

We generate revenue primarily from the sale of our platform, which is typically sold on the basis of an annual subscription fee and prepaid on an annual basis. We offer our customers the flexibility to choose annual or multi- year contract terms, with the majority of our enterprise customers choosing between one to three years. This results in a relatively smooth revenue curve with good visibility into near-term revenue growth. We typically enter into subscription agreements with our customers, with pricing based on the number of end learners in the customer’s organization and the number of modules requested by the customer. Our goal is to continue to grow revenues arising from our existing customer base as well as adding new subscription customers to our platform. Our business does not have significant seasonal attributes, although historically the sales in the fourth quarter have tended to be slightly stronger than the first three. The Company operates on a global basis and for this reason has decided to report its consolidated financial results in U.S. dollars notwithstanding that the Company’s functional currency is the Canadian dollar. The Company does not currently hedge its exposure to fluctuations in Canadian dollar or other European currency denominated revenues and expenses.

On October 1, 2019, the Company filed articles of amendment to effect the change of the Company’s name from “Docebo Canada Inc.” to “Docebo Inc.” and to split all of its issued and outstanding common shares on the basis of 100 common shares for every one common share outstanding (the “Share Split”). All share and per share amounts for all periods presented in the MD&A and the Company’s audited consolidated financial statements have been adjusted retrospectively to reflect the Share Split.

On October 8, 2019, the Company completed an initial public offering (“IPO”) and its shares began trading on the Toronto Stock Exchange under the symbol “DCBO”.

Key Performance Indicators

We recognize subscription revenues ratably over the term of the subscription period under the provisions of our agreements with customers. The terms of our agreements, combined with high customer retention rates, provides us with a significant degree of visibility into our near-term revenues. Management uses a number of metrics, including the ones identified below, to measure the Company’s performance and customer trends, which are used to prepare financial plans and shape future strategy. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

•

Annual Recurring Revenue. We define Annual Recurring Revenue as the annualized equivalent value of the subscription revenue of all existing contracts (including Original Equipment Manufacturer (“OEM”) contracts) as at the date being measured, excluding non-recurring implementation, support and maintenance fees. Our customers generally enter into one to three year contracts and are non- cancelable or cancellable with penalty. All the customer contracts, including those for one-year terms, automatically renew unless cancelled by our customers. Accordingly, our calculation of Annual Recurring Revenue assumes that customers will renew the contractual commitments on a periodic basis as those commitments come up for renewal. Subscription agreements are subject to price increases upon renewal reflecting both inflationary increases and the additional value provided by our solutions. In addition to the expected increase in subscription revenue from price increases over time, existing customers may subscribe for additional features, learners or services during the term. We believe that this measure provides a fair real-time measure of performance in a subscription-based environment. Annual Recurring Revenue provides us with visibility for consistent and predictable growth to our cash flows. Our strong total revenue growth coupled with increasing Annual Recurring Revenue indicates the continued strength in the expansion of our business and will continue to be our target on a go-forward basis.

•

Net Dollar Retention Rate: We believe that our ability to retain and expand a customer relationship is an indicator of the stability of our revenue base and long-term value of our customers. We assess our performance in this area using a metric we refer to as Net Dollar Retention Rate. We compare the aggregate subscription fees contractually committed for a full month under all customer agreements (the “Total Contractual Monthly Subscription Revenue”) of our total customer base (excluding OEM partners) as of the beginning of each month to the Total Contractual Monthly Subscription Revenue of the same group at the end of the month. Net Dollar Retention Rate is calculated on a weighted average annual basis by first dividing the Total Contractual Monthly Subscription Revenue at the end of the month by the Total Contractual Monthly Subscription Revenue at the start of the month for the same group of customers.

Net Dollar Retention Rate and Annual Recurring Revenue for the fiscal years ended at December 31, 2019 and 2018, was as follows:

	2019	2018
Net Dollar Retention Rate	Greater than 100%	Greater than 100%
Annual Recurring Revenue (in millions of US dollars)(1)	47.2	29.9

Note:

1.

Historically, subscription revenue from OEM contracts (“OEM Subscription Revenue”) was excluded from our calculation of Annual Recurring Revenue. For the fourth quarter of the fiscal year ended December 31, 2019 and going forward, OEM Subscription Revenue will be included in Annual Recurring Revenue to provide a more comprehensive representation of our subscription revenue. The following table outlines our Annual Recurring Revenue for the last four quarters including OEM Subscription Revenue:

	2019
	Q1	Q2	Q3	Q4
Annual Recurring Revenue (in millions of US dollars)	33.5	36.9	41.7	47.2

Non-IFRS Measures and Reconciliation of Non-IFRS Measures

This MD&A makes reference to certain non-IFRS measures including key performance indicators used by management and typically used by our competitors in the software-as-a-service (“SaaS”) industry. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore not necessarily comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures and SaaS metrics are used to provide investors with supplemental measures of our operating performance and liquidity and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures, including SaaS industry metrics, in the evaluation of companies in the SaaS industry. Management also uses non-IFRS measures and SaaS industry metrics in order to facilitate operating performance comparisons from period to period, the preparation of annual operating budgets and forecasts and to determine components of executive compensation. The non-IFRS measures and SaaS industry metrics referred to in this MD&A include “Adjusted EBITDA” and “Free Cash Flow”.

Adjusted EBITDA

Adjusted EBITDA is used by management as a supplemental measure to review and assess operating performance and, in conjunction with the financial statements, provides a more comprehensive picture of factors and trends affecting our business. Management believes that Adjusted EBITDA is a useful measure of operating performance and our ability to generate cash-based earnings, as it provides a useful view of operating results by excluding the effects of financing and investing activities which removes the effects of interest, depreciation and amortization expenses as non-cash items that are not reflective of our underlying business performance, and other one-time or non-recurring expenses. The Company defines Adjusted EBITDA as net loss excluding taxes (if applicable), net finance expense, depreciation and amortization, loss on change in fair value of convertible promissory notes, loss on disposal of assets (if applicable), share-based compensation, transaction related expenses and foreign exchange gains and losses. Management believes that these adjustments are appropriate in making Adjusted EBITDA an approximation of cash-based earnings from operations before capital replacement, financing, and income tax charges. Adjusted EBITDA does not have a standardized meaning under IFRS and is not a measure of operating income, operating performance or liquidity presented in accordance with IFRS and is subject to important limitations. The Company’s definition of Adjusted EBITDA may be different than similarly titled measures used by other companies.

Adjusted EBITDA

The following table reconciles Adjusted EBITDA to net loss for the periods indicated:

	Three months ended December 31,		Fiscal year ended December 31,
	2019	2018	2019	2018
	$	$	$	$
Net loss	(3,299)	(3,160)	(11,914)	(11,651)
Finance expense, net(1)	89	202	796	666
Depreciation and amortization(2)	99	49	693	169
Loss on change in fair value of convertible promissory notes(3)	—	525	776	2,083
IPO issuance costs(4)	705	—	1,946	—
Share-based compensation(5)	408	46	659	253
Foreign exchange loss(6)	878	403	922	605

Adjusted EBITDA	(1,120)	(1,935)	(6,122)	(7,875)

Notes:

(1)

Finance expense is primarily related to interest and accretion expense on the Credit Facility (as defined below), secured debentures and convertible promissory notes. In addition, finance expense for the three months and fiscal year ended December 31, 2019 also includes net finance expense of $71 and $278, respectively, on lease obligations as a result of the adoption of IFRS 16 – Leases effective January 1, 2019.

(2)

Depreciation and amortization expense is primarily related to depreciation expense on right-of-use assets and property and equipment. As a result of the adoption of IFRS 16 – Leases effective January 1, 2019 depreciation and amortization expense for the three months and fiscal year ended December 31, 2019 includes amortization expense on right-of-use assets of $138 and $570, respectively.

(3)

These costs are related to the change in valuation of our convertible promissory notes from period to period, which is a non-cash expense and is thus not indicative of our operating profitability. These costs should be adjusted for in accordance with management’s view of Adjusted EBITDA as an approximation of cash-based earnings from operations before capital replacement, financing, and income tax charges. In May 2019, these convertible promissory notes were converted into common shares. There will be no further impact on our results of operations from such convertible promissory notes and the Company does not currently intend to issue any additional convertible promissory notes.

(4)

These expenses are related to our IPO and include professional, legal, consulting and accounting fees that are non-recurring and would otherwise not have been incurred and are not considered an expense indicative of continuing operations.

(5)	These expenses represent non-cash expenditures recognized in connection with the issuance of share-based compensation to our employees and directors.
(6)	These non-cash losses relate to foreign exchange translation.

Free Cash Flow

Free Cash Flow is defined as cash used in operating activities less additions to property and equipment. The following table reconciles our cash flow used in operating activities to Free Cash Flow:

	Three months ended December 31,		Fiscal year ended December 31,
	2019	2018	2019	2018
	$	$	$	$
Cash flow used in operating activities	(3,493)	23	(4,582)	(2,300)
Additions to property and equipment	(60)	—	(366)	(410)

Free Cash Flow	(3,553)	23	(4,948)	(2,710)

Summary of Factors Affecting Our Performance

We believe that the growth and future success of our business depends on many factors, including those described below. While each of these factors presents significant opportunities for our business, they also pose important challenges, some of which are discussed below and in the “Risk Factors” section of the Final Prospectus dated October 1, 2019.

Market adoption of our SaaS platform

We intend to continue to drive adoption of our SaaS platform by scaling our solutions to meet the needs of both new and existing customers of all types and sizes. We believe that there is significant potential to increase penetration of our total addressable market and attract new customers. We plan to do this by further developing our products and services as well as continuing to invest in marketing strategies tailored to attract new businesses to our platform, both in our existing geographies and new markets around the world. We plan to continue to invest in our platform to expand our customer base and drive market adoption. The success of our operations may fluctuate as we make these investments.

Up-selling with existing customers

Our existing customers represent a significant opportunity to up-sell additional functionality with limited incremental sales and marketing expense. We plan to continually invest in product development and sales and marketing to add additional solutions to our platform as well as increase the usage and awareness of our platform. Our future revenue growth and our ability to achieve and maintain profitability is dependent upon our ability to maintain existing customer relationships and to continue to expand our customers’ use of our platform.

Scaling our sales and marketing team

Our ability to achieve significant growth in future revenue will largely depend upon the effectiveness of our sales and marketing efforts. The majority of our sales and marketing efforts are accomplished in-house and we believe the strength of our sales and marketing team is critical to our success. We have invested, and intend to continue to invest meaningfully, in the expansion of our sales force and consequently, we anticipate that our headcount will continue to increase as a result of these investments.

Foreign currency

Our functional currency is Canadian dollars and the local currency for each of the subsidiaries and our presentation currency is the U.S. dollar. Our results of operations are converted from our functional currency to U.S. dollars using the average foreign exchange rates for each period presented. As a result, our results of operations will be adversely impacted by a decrease in the value of the U.S. dollar relative to the Euro and Canadian dollar. See “Risk Factors” section of our Final Prospectus dated October 1, 2019 for a discussion on exchange rate fluctuations and their potential negative effect on our results of operations.

Natural disasters, public health crises, political crises, or other catastrophic events

Natural disasters, such as earthquakes, hurricanes, tornadoes, floods, and other adverse weather and climate conditions; unforeseen public health crises such as the recent global outbreak of a novel coronavirus, COVID-19, and other pandemics and epidemics; political crises, such as terrorist attacks, war, and other political instability; or other catastrophic events, could disrupt our operations in any of our offices or the operations of one or more of our third-party providers and vendors. To the extent any of these events occur, our business and results of operations could be adversely affected. For example, the recent outbreak of COVID-19 in early 2020, particularly in Northern Italy where Docebo offices are located, may adversely affect our employees and customers. While Docebo’s employees, including those located in Italy, generally have the ability to work remotely, the extent to which COVID-19 may impact our business and results of operations and reputation remains uncertain.

Key Components of Results of Operations

Docebo has always been operated and managed as a single economic entity, notwithstanding the fact that it has operations in several different countries. There is one management team that directs the activities of all aspects of the company and it is managed globally through global department heads. As a result, we believe that we have one reporting segment, being the consolidated company. Over time, this may change as the company grows and when this occurs we will reflect the change in our reporting practice.

Revenue

We generate revenue from the following two primary sources:

•

Recurring Subscriptions to Our Learning Platform and Related Products. Our customers enter into agreements that provide for recurring subscription fees. The majority of the customer agreements currently being entered into have a term of one to three years and are non-cancelable or cancellable with penalty. All the customer agreements, including those for one-year terms, automatically renew unless cancelled by our customers. Subscription revenue per contract will vary depending upon the particular products that each customer subscribes for, the number and type of learners intended to utilize the platform and the term of the agreement. Subscription revenue is typically recognized evenly over the life of a contract, commencing on the in-service date and terminating on the end date of the agreement.

•

Professional Services. Our clients generally require support in implementing our product and training their learners. This support can include system integration, application integration, learner training and any required process-change analysis. Normally, these services are purchased at the same time as the original customer agreement is completed and are usually delivered during the 90 days immediately following the effective date of the customer agreement. When customer agreements are renewed, there is not typically a need for additional professional services so as overall revenue increases over time, the percentage of revenue that is generated from professional services will decrease. Revenues derived from professional services are recognized over the term that the service is provided and proportionately to the work performed.

Our agreements generally do not contain any cancellation or refund provisions without penalty, other than in the case of our default.

Cost of Revenue

Cost of revenue is comprised of costs related to hosting our learning platform and related products and the delivery of professional services. Significant expenses included in cost of revenue include employee wages and benefits expenses, web hosting fees and partner fees.

Operating Expenses

Our primary operating expenses are as follows:

•

General and Administrative. General and administrative expenses are comprised primarily of employee salaries and benefits expenses for our administrative, finance, legal and human resources teams, rent, travel and general office and administrative expenses, consulting and professional fees and credit impairment losses. We anticipate increases to general and administrative expenses as we incur the costs of compliance associated with being a public company, including increased accounting and legal expenses. However, as the Company grows, we expect that general and administrative expenses will decrease as a percentage of revenue.

•	Sales and Marketing. Sales and marketing expenses are comprised primarily of employee salaries and benefits related to our sales and marketing teams, amortization of contract acquisition costs and advertising and marketing events. To implement our growth strategy, we intend to continue to grow our sales and marketing teams. As the Company continues to grow, we expect sales and marketing expenses to increase, while these expenses may fluctuate from year to year, consistent with our overall growth.

•

Research and Development. Research and development expenses are comprised primarily of employee salaries and benefits related to our research and development team, consulting and professional fees and web hosting fees. Our research and development team is focused on both continuous improvement in our existing learning platform, as well as developing new product modules and features. In the immediate future, as Docebo’s growth continues, we expect our research and development costs to increase proportionately, however, over time we believe it is reasonable to expect that they would decline as a percentage of revenue.

•

Share-based compensation. Share-based compensation expenses are comprised of the value of stock options granted to employees expensed over the vesting period of the options and the deferred share units (“DSUs”). The Company’s Board of Directors may fix, from time to time, a portion of the total compensation (including annual retainer) paid by the Company to a director in a calendar year for service on the Board (the “Director Fees”) that are to be payable in the form of DSUs.

•

Foreign exchange loss/gain. Foreign exchange loss/gain primarily relates to translation of monetary assets and liabilities denominated in foreign currencies being translated into functional currencies at the foreign exchange rate applicable at the end of each period.

•

Depreciation and amortization. Depreciation and amortization expense primarily relates to depreciation on property and equipment and amortization of right-of-use assets. Property and equipment are comprised of furniture and office equipment, leasehold improvements and land and building. Right-of-use assets relate to the adoption of IFRS 16 on January 1, 2019 which requires all major leases to be recognized on the statement of financial position.

Other Expenses

•

Loss on change in fair value of convertible promissory notes. These costs include costs with respect to the change in valuation of the Company’s convertible promissory notes from period to period. In May 2019, these convertible promissory notes were converted into common shares and there will be no further impact on our results of operations from such convertible promissory notes.

•	Finance expense. These costs include interest on secured debentures, interest on convertible promissory notes, interest on lease obligations and bank fees.

•	Other income. Other income is primarily comprised of rental income from subleasing office space.

Results of Operations

The following table outlines our consolidated statements of loss and comprehensive loss for the three months and fiscal years ended December 31, 2019 and 2018:

	Three months ended December 31,		Fiscal year ended December 31,
	2019	2018	2019	2018
	$	$	$	$
Revenue	12,298	8,049	41,443	27,074
Cost of revenue	2,286	1,523	8,261	5,650

Gross profit	10,012	6,526	33,182	21,424

Operating expenses
General and administrative	4,423	3,573	15,872	10,940
Sales and marketing	4,555	3,067	16,266	11,630
Research and development	2,776	1,980	8,579	6,612
Share-based compensation	408	46	659	253
Foreign exchange loss	820	284	922	775
Depreciation and amortization	99	49	693	169

	13,081	8,999	42,991	30,379

Operating loss	(3,069)	(2,473)	(9,809)	(8,955)
Finance expense, net	89	202	796	666
Loss on change in fair value of convertible promissory notes	—	525	776	2,083
Other income	(19)	(40)	(76)	(53)

Loss before income taxes	(3,139)	(3,160)	(11,305)	(11,651)

Income tax expense	160	—	609	—

Net loss for the year	(3,299)	(3,160)	(11,914)	(11,651)

Other comprehensive loss
Item that may be reclassified subsequently to income:
Exchange gain on translation of foreign operations	(583)	(411)	(652)	(819)
Item not subsequently reclassified to income:
Actuarial loss	80	10	110	41

	(503)	(401)	(542)	(778)

Comprehensive loss	(2,796)	(2,759)	(11,372)	(10,873)

Net loss attributable to:
Equity owners of the Company	(3,299)	(3,160)	(11,914)	(11,272)
Non-controlling interests (Note 10)	—	—	—	(379)

	(3,299)	(3,160)	(11,914)	(11,651)

Loss per share—basic and diluted	(0.12)	(0.14)	(0.49)	(0.52)
Weighted average number of common shares outstanding—basic and diluted (Note 13)	28,046,591	21,543,068	24,363,789	21,543,100

Review of Operations for the three months and fiscal years ended December 31, 2019 and 2018

Revenue

	Three months ended December 31,				Fiscal year ended December 31,
	2019 $	2018 $	Change $	Change %	2019 $	2018 $	Change $	Change %
Subscription Revenue	11,247	7,365	3,882	53%	37,283	23,881	13,402	56%
Professional Services	1,051	684	367	54%	4,160	3,193	967	30%

Total Revenue	12,298	8,049	4,249	53%	41,443	27,074	14,369	53%

Revenue increased from $8.0 million to $12.3 million or 53% for the three months ended December 31, 2019 as compared to the equivalent period in the prior year. For the fiscal year ended December 31, 2019 and 2018 revenues were $41.4 million and $27.1 million, respectively, an increase of $14.4 million or 53%. In both periods, the significant revenue increase was primarily attributable to revenue from new customers, as the number of customers rose from 1,540 as at December 31, 2018 to 1,808 as at December 31, 2019 and the average contract value per customer increased from approximately $19 as at December 31, 2018 to approximately $26 as at December 31, 2019. Average contract value is calculated as total Annual Recurring Revenue divided by the number of active customers. All references to the number of customers or companies we serve include separate accounts per customer.

Subscription revenue increased from $7.4 million to $11.2 million or 53% in the fourth quarter of 2019 as compared to the same quarter in 2018 and from $23.9 million to $37.3 million or 56% for the fiscal years ended December 31, 2019 as compared to the same period in the prior year.

Revenues from professional services increased by $0.4 million or 54% in the fourth quarter of 2019 as compared to the same quarter in 2018 and by $1.0 million or 30% for the fiscal year ended December 31, 2019 as compared to the same period in the prior year. Increase in revenue attributed to professional services is primarily associated with sales of new subscriptions.

Cost of Revenue

	Three months ended December 31,				Fiscal year ended December 31,
	2019	2018	Change	Change	2019	2018	Change	Change
	$	$	$	%	$	$	$	%
Cost of revenue	2,286	1,523	763	50%	8,261	5,650	2,611	46%
Percentage of total revenue	18.6%	18.9%			19.9%	20.9%

Cost of revenue increased from $1.5 million to $2.3 million or 50% for the three months ended December 31, 2019 as compared to the equivalent period in the prior year and increased from $5.7 million to $8.3 million or 46% for the fiscal year ended December 31, 2019 as compared to the equivalent period in the prior year. The period over period absolute increases in cost of revenue were closely related to the increase in revenue.

Gross profit

	Three months ended December 31,				Fiscal year ended December 31,
	2019	2018	Change	Change	2019	2018	Change	Change
	$	$	$	%	$	$	$	%
Gross profit	10,012	6,526	3,486	53%	33,182	21,424	11,758	55%
Percentage of total revenue	81.4%	81.1%			80.1%	79.1%

Gross profit, being revenue less cost of revenues, increased from $6.5 million to $10.0 million and improved from 81.1% of revenue to 81.4% of revenue for the three months ended December 31, 2019 as compared to the three months ended December 31, 2018. For the fiscal year ended December 31, 2019, gross profit increased from $21.4 million to $33.2 million and improved from 79.1% to 80.1% as compared to the prior year’s fiscal year. The improvement is primarily due to the realization of some benefit of scale in our infrastructure cost structure. As we continue to grow our revenues, we anticipate that we will continue to realize an improved gross profit margin, but the incremental benefits will reduce over time.

Operating Expenses

	Three months ended December 31,				Fiscal year ended December 31,
	2019	2018	Change	Change	2019	2018	Change	Change
	$	$	$	%	$	$	$	%
General and administrative	4,423	3,573	850	24%	15,872	10,940	4,932	45%
Sales and marketing	4,555	3,067	1,488	49%	16,266	11,630	4,636	40%
Research and development	2,776	1,980	796	40%	8,579	6,612	1,967	30%
Share-based compensation	408	46	362	787%	659	253	406	160%
Foreign exchange loss	820	284	536	189%	922	775	147	19%

Depreciation and amortization	99	49	50	102%	693	169	524	310%

Total operating expenses	13,081	8,999	4,082	45%	42,991	30,379	12,612	42%

General and Administrative Expenses

	Three months ended December 31,				Fiscal year ended December 31,
	2019	2018	Change	Change	2019	2018	Change	Change
	$	$	$	%	$	$	$	%
General and administrative	4,423	3,573	850	24%	15,872	10,940	4,932	45%
Percentage of total revenue	36.0%	44.4%			38.3%	40.4%

General and administrative expenses increased from $3.6 million to $4.4 million or 24% for the three months ended December 31, 2019 as compared to the equivalent period in the prior year and increased from $10.9 million to $15.9 million or 45% for the fiscal year ended December 31, 2019 as compared to the equivalent period in the prior year. The increase in both period comparatives was primarily due to higher salaries and benefits and office costs from an increase in personnel required to support the Company’s growing operations. We also experienced an increase in consulting and professional fees as a result of the IPO. Our general and administrative expenses as a percentage of total revenue decreased from 44.4% to 36.0% for the three months ended December 31, 2018 and December 31, 2019, respectively, and decreased from 40.4% to 38.3% for the fiscal years ended December 31, 2018 and December 31, 2019, respectively. We expect that our general and and administrative expenses as a percentage of revenue will decrease in the future as a result of IPO related expenses incurred in the current fiscal year that are non- recurring.

Sales and Marketing Expenses

	Three months ended December 31,				Fiscal year ended December 31,
	2019	2018	Change	Change	2019	2018	Change	Change
	$	$	$	%	$	$	$	%
Sales and marketing	4,555	3,067	1,488	49%	16,266	11,630	4,636	40%
Percentage of total revenue	37.0%	38.1%			39.2%	43.0%

Sales and marketing expenses increased from $3.1 million to $4.6 million or 49% for the three months ended December 31, 2019 as compared to the equivalent period in the prior year and increased from $11.6 million to $16.3 million or 40% for the fiscal year ended December 31, 2019 as compared to the equivalent period in the prior year. The increase was due to the Company’s continued focus on growing its subscription revenue in multiple jurisdictions, necessitating an increase in the number of employees and related employee salaries and wages. These additional employees are required to support our sales expansion in new markets, as well as servicing the growing customer base. We will continue to add staff in this area and incrementally invest in advertising and marketing events resulting in higher sales and marketing costs for so long as we can efficiently increase our revenue base. Our sales and marketing expenses as a percentage of total revenue decreased from 38.1% to 37.0% for the three months ended December 31, 2018 and December 31, 2019, respectively, and decreased from 43.0% to 39.2% for the fiscal years ended December 31, 2018 and December 31, 2019, respectively.

Our sales and marketing expenses as a percentage of total revenue will fluctuate quarterly within any given year based on the timing of advertising and marketing events; therefore, expressing sales and marketing expenses as a percentage of total revenue for any given quarter is not necessarily indicative of annual results. As we grow, these fluctuations in sales and marketing expenses as a percentage of total revenue which are attributable to the fluctuations in the timing of advertising and marketing events will diminish. Our long term expectation for sales and marketing expense as a percentage of total revenue is to be in the 35% to 40% range.

Research and Development Expenses

	Three months ended December 31,				Fiscal year ended December 31,
	2019	2018	Change	Change	2019	2018	Change	Change
	$	$	$	%	$	$	$	%
Research and development	2,776	1,980	796	40%	8,579	6,612	1,967	30%
Percentage of total revenue	22.6%	24.6%			20.7%	24.4%

Research and development expenses increased from $2.0 million to $2.8 million or 40% for the three months ended December 31, 2019 as compared to the equivalent period in the prior year and increased from $6.6 million to $8.6 million or 30% for the fiscal year ended December 31, 2019 as compared to the equivalent period in the prior year. The increase in both period comparatives was due to the Company’s continued focus on maintaining and improving its platform and developing related new products. The majority of the increase in costs related to an increase in employees resulting in higher salaries and wages and, to a lesser extent, due to a change in the fourth quarter in the policy of the Italian Government with respect to qualification of R&D tax credits resulting in $0.3 million provision reversal. Research and development expenses will continue to grow as the Company maintains its efforts to keep its product at the leading edge of learning technology and builds new features on the current platform. Our research and development expenses as a percentage of total revenue decreased from 24.6% to 22.6% for the three months ended December 31, 2018 and December 31, 2019, respectively, and decreased from 24.4% to 20.7% for the fiscal years ended December 31, 2018 and December 31, 2019, respectively.

Share-Based Compensation

	Three months ended December 31,				Fiscal year ended December 31,
	2019	2018	Change	Change	2019	2018	Change	Change
	$	$	$	%	$	$	$	%
Share-based compensation	408	46	362	787%	659	253	406	160%
Percentage of total revenue	3.3%	0.6%			1.6%	0.9%

Share-based compensation expense increased from $46 to $408 or 787% for the three months ended December 31, 2019 as compared to the equivalent period in the prior year and increased from $253 to $659 or 160% for the fiscal year ended December 31, 2019 as compared to the equivalent period in the prior year. The increase is primarily due to the additional stock options and DSUs granted in the fourth quarter of 2019 in association with the IPO.

Foreign exchange loss/gain

	Three months ended December 31,				Fiscal year ended December 31,
	2019	2018	Change	Change	2019	2018	Change	Change
	$	$	$	%	$	$	$	%
Foreign exchange loss	820	284	536	189%	922	775	147	19%
Percentage of total revenue	6.7%	3.5%			2.2%	2.9%

Foreign exchange loss/gain primarily relates to translation of monetary assets and liabilities denominated in foreign currencies being translated into functional currencies at the foreign exchange rate applicable at the end of each period. The change in foreign exchange loss/gain is primarily attributable to the change in Canadian dollar and Euro compared to the U.S. dollar for the periods presented.

Depreciation and amortization

	Three months ended December 31,				Fiscal year ended December 31,
	2019	2018	Change	Change	2019	2018	Change	Change
	$	$	$	%	$	$	$	%
Depreciation and amortization	99	49	50	102%	693	169	524	310%
Percentage of total revenue	0.8%	0.6%			1.7%	0.6%

Depreciation and amortization expense was $99 and $693, respectively for the three and twelve month periods ended December 31, 2019 compared to $49 and $169 for the comparable periods in 2018. The increase in depreciation and amortization expense is primarily due to the adoption of IFRS 16 accounting standard on January 1, 2019 which requires recognition of right-of-use assets for all major leases which are subsequently depreciated over the term of the lease. Our depreciation and amortization expense as a percentage of total revenue increased from 0.6% to 0.8% for the three months ended December 31, 2018 and December 31, 2019, respectively, and increased from 0.6% to 1.7% for the fiscal years ended December 31, 2018 and December 31, 2019, respectively.

Non-operating items

	Three months ended December 31,				Fiscal year ended December 31,
	2019	2018	Change	Change	2019	2018	Change	Change
	$	$	$	%	$	$	$	%
Finance expense, net	89	202	(113)	(56)%	796	666	130	20%
Loss on change in fair value of convertible promissory notes	—	525	(525)	(100)%	776	2,083	(1,307)	(63)%

Finance expense

Finance expense decreased from $202 to $89 for the three months ended December 31, 2019 as compared to the equivalent period in the prior year. This decrease was due to the repayment of the Credit Facility (as defined below) at the beginning of the fourth quarter in fiscal 2019. On a year-over-year basis, finance expense increased from $666 to $796 which is primarily due to accretion expense on lease obligations from adoption of IFRS 16 which was partly offset by a decrease in interest expense relating to financing activities that were repaid with the proceeds from the IPO.

Loss on change in fair value of convertible promissory notes

Loss on change in fair value of convertible promissory notes is related to the change in fair value of the convertible promissory notes being driven by the increase in value of common shares of the Company. In May 2019, these convertible promissory notes were converted into common shares. There will be no further impact on our results of operations from such convertible promissory notes.

Selected Annual Information

	2019	2018	2017
	$	$	$
Revenue	41,443	27,074	17,126
Net loss for the year	(11,914)	(11,651)	(8,240)
Net loss attributable to equity owners of the Company	(11,914)	(11,272)	(7,314)
Loss per share - basic and diluted	(0.49)	(0.52)	(0.43)
Total assets	63,860	13,300	9,502
Total liabilities	32,479	30,076	4,194

Revenue

For the years ended December 31, 2019 and 2018, revenues were $41.4 million and $27.1 million, respectively. In each fiscal year, the significant revenue increase was primarily attributable to revenue from new customers, as the number of customers rose from 1,540 as at December 31, 2018 and 1,808 as at December 31, 2019 and the average contract value per customer increased from approximately $19 as at December 31, 2018, to approximately $26 as at December 31, 2019. Average contract value is calculated as total ARR divided by the number of active customers. Professional services revenue increased by $1.0 million or 30% in 2019 as compared to 2018. Increase in revenue attributed to professional services is primarily associated with sales of new subscriptions.

Net loss

For the years ended December 31, 2019 and 2018, net loss was $11.9 million and $11.7 million, respectively. In each fiscal year, the increase in net loss was primarily attributable to the increase in operating expenses of $43.0 million and $30.4 million for the years ended December 31, 2019 and 2018, respectively. The increase in operating expenses for each year presented was consistent with increases in revenue, and was primarily due to higher salaries and benefits related to an increase in headcount, other operating costs required to support the Company’s growing operations and an increase in consulting and professional fees as a result of the IPO. Net loss in fiscal 2019 and 2018 also increased due to recognition of loss on change in fair value of convertible promissory notes in the amount of $776 and $2,083, respectively.

Total Assets

Total assets increased $50.6 million or 380% from Fiscal 2019 to Fiscal 2018, with cash and cash equivalents accounting for $42.5 million of the increase, largely due to the proceeds raised from the IPO. Trade and other receivables increased by $4.0 million reflecting growth in revenue. The Company also recognized right-of-use assets (“ROU assets”) of $2.4 million and net investment in finance lease of $0.4 million as at December 31, 2019 from the adoption of IFRS 16 on January 1, 2019.

Total Liabilities

Total liabilities increased $2.4 million or 8% from Fiscal 2019 to Fiscal 2018. The main drivers of the increase was deferred revenue and lease obligations, increasing $5.3 million and $3.4 million, respectively. The growth in sales of our subscription revenue offering resulted in an increase of deferred revenue while the adoption of IFRS 16 resulted in the lease obligations in fiscal 2019 related to obtaining ROU assets. Additionally, trade and other payables increased by $2.8 million due to increased expenses incurred with the Company’s growth and employee benefit obligations increased by $0.5 million due to an increase in the provision and actuarial loss slightly offset by a decrease in payments. These increases were partly offset by a decrease in borrowings of $9.3 million through repayment of the secured debentures and convertible promissory notes in Fiscal 2019 from IPO proceeds that were outstanding as of December 31, 2018.

Quarterly Results of Operations

The following table sets forth selected unaudited quarterly statements of operations data for each of the eight quarters commencing March 31, 2018 and ending December 31, 2019. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements for the year ended December 31, 2019, except for the impact of IFRS 16 that was adopted on January 1, 2019. This data should be read in conjunction with our audited annual financial statements for the year ended December 31, 2019. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Three months ended
	December	September	June 30,	March 31,	December	September	June 30,	March 31,
(In thousands of US dollars,	31, 2019	30, 2019	2019	2019	31, 2018	30, 2018	2018	2018
except per share data)	$	$	$	$	$	$	$	$
Revenue	12,298	10,587	9,923	8,636	8,050	6,892	6,436	5,697
Net loss before income taxes	(3,139)	(3,293)	(2,336)	(2,537)	(3,160)	(2,114)	(3,448)	(2,930)
Net loss attributable to equity owners of the Company	(3,299)	(3,742)	(2,336)	(2,537)	(3,160)	(2,114)	(3,448)	(2,552)
Loss per share - basic and diluted	(0.12)	(0.16)	(0.10)	(0.11)	(0.14)	(0.09)	(0.15)	(0.14)

Revenue

Our total quarterly revenue increased sequentially for all periods presented due primarily to increased sales to existing and new customers. The increase in total revenue was due to increases in both subscription revenues and professional services revenue. We cannot assure you that this pattern of sequential growth in revenue will continue.

Expenses

Total cost of revenue and operating expenses generally increased sequentially for each period presented. Cost of revenue increased to support the increase in revenue and total operating expenses increase was primarily due to the additional resources such as headcount required to support our growing business in all areas of the Company as well as higher sales and marketing expenses required to attract additional customers.

Liquidity, Capital Resources and Financing

Overview

The general objectives of our capital management strategy are to preserve our capacity to continue operating, provide benefits to our stakeholders and provide an adequate return on investment to our shareholders by selling our platform and services at a price that is commensurate with the level of operating risk we assume. We thus determine the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and risks of the underlying assets. We are not subject to any externally imposed capital requirements.

Working Capital

Our primary source of cash flow is revenue from operations, equity capital raises totaling $52.4 million including proceeds, net of underwriting commissions from our IPO completed on October 8, 2019 and net debt financing through the Credit Facility (as defined below). Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they become due. We do so by monitoring cash flow and performing budget-to-actual analysis on a regular basis.

Working capital surplus as at December 31, 2019 was $30.6 million. On July 25, 2019, the Company entered into a revolving term credit facility (the “Credit Facility”) with the Toronto-Dominion Bank, which provides for a maximum availability of up to $15 million all of which was available as at December 31, 2019. Immediately upon closing of the Credit Facility, $7 million was drawn to repay the secured debentures previously issued to certain shareholders of the Company and certain of their affiliates, being Klass.com Subsidiary LLC; Klass Capital Corporation, an affiliate of Klass.com Subsidiary LLC; Intercap Income Inc., an affiliate of Intercap Equity Inc. and Gresilent Holding Srl, an entity that Claudio Erba beneficially owns and controls or directs. The facility may be drawn in either U.S. or Canadian dollars by way of Canadian prime rate loans, U.S. base rate loans or LIBOR loans bearing interest at the Canadian prime lending rate plus applicable margin, U.S. base rate plus applicable margin or LIBOR for the interest period plus applicable margin.

On October 16, 2019, the Company repaid the full balance of the Credit Facility outstanding of $7 million from the net proceeds of the IPO.

In addition to cash balances including proceeds, net of issuance costs, of $52.4 million from IPO completed on October 8, 2019, the Credit Facility with the availability of up to $15 million may be drawn to meet ongoing working capital requirements. Our principal cash requirements are for working capital. Given our existing cash and cash equivalents and the funds available from the Credit Facility, along with net proceeds obtained from our IPO, we believe there is sufficient liquidity to meet our current and short-term growth requirements in addition to our long- term strategic objectives.

Cash Flows

The following table presents cash and cash equivalents as at December 31, 2019 and 2018, and cash flows from operating, investing, and financing activities for the fiscal years ended December 31, 2019 and 2018:

	Fiscal year ended December 31,
	2019	2018
	$	$
Cash and cash equivalents	46,278	3,756

Net cash provided by (used in):
Operating activities	(4,582)	(2,300)
Investing activities	(366)	(410)
Financing activities	47,367	3,290
Effect of foreign exchange on cash and cash equivalents	103	(185)

Net increase in cash and cash equivalents	42,522	395

Cash Flows Used in Operating Activities

Cash flows used in operating activities for the fiscal year ended December 31, 2019 were $4.6 million compared    to $2.3 million for the fiscal year ended December 31, 2018. The increase in cash outflows from operating activities was primarily the result of $2.5 million of additional cash outflow from changes in working capital during the fiscal year ended December 31, 2019 compared to the equivalent period the year prior. Additionally, as a result of non- cash change in the fair value of the convertible promissory notes, cash flows from operating activities decreased $1.3 million from Fiscal 2018 to 2019. These outflows were partly offset by increases in non-cash activities including depreciation and amortization of $0.5 million due to recognition of ROU assets in Fiscal 2019, share- based compensation of $0.4 million due to additional stock options and DSUs granted during Fiscal 2019 and unrealized foreign exchange loss of $0.3 million due to fluctuation foreign exchange rates.

Cash Flows Used in Investing Activities

Cash flows used in investing activities for the fiscal year ended December 31, 2019 were $0.4 million compared to $0.4 million for the fiscal year ended December 31, 2018. The slight decrease in cash outflows for investing activities was due to less additions to property and equipment during Fiscal 2019 compared to 2018.

Cash Flows from Financing Activities

Cash flows from financing activities for the fiscal year ended December 31, 2019 were $47.4 million compared to $3.3 million for the fiscal year ended December 31, 2018. The increase in cash inflows from financing activities of $43.9 million was mainly due to the closing of our IPO on October 8, 2019 which yielded proceeds of $52.4 million net of issuance costs. This inflow was partly offset by the net repayment of borrowings of $4 million during the fiscal year.

Credit Facility

On July 25, 2019, the Company secured the Credit Facility from Toronto-Dominion Bank (the “Lender”), which provides for the availability of up to $15 million (the “Commitment”) of which $15 million was available as at December 31, 2019. The amount available to be drawn under the Credit Facility from time to time is equal to the lesser of (i) the Commitment and (ii) an amount equal to the trailing one-month consolidated recurring revenue of the Company (“MRR”) multiplied by six multiplied by the trailing 12-month gross retention rate percentage on MRR (which rate shall not exceed 100%), minus the amount of any statutory prior claims then in existence. The Credit Facility will mature on July 25, 2022 (the “Maturity Date”). The Maturity Date may be extended for an additional 364 days, at the discretion of the Lender, upon the Company providing written notice to the Lender requesting such an extension. Interest on the drawn facility is set at LIBOR plus 2.75%. The standby fee on the undrawn balance is 0.50%.

Immediately upon closing of the Credit Facility, $7 million was drawn to repay the secured debentures previously issued to certain shareholders of the Company and certain of their affiliates, being Klass.com Subsidiary LLC; Klass Capital Corporation, an affiliate of Klass.com Subsidiary LLC; Intercap Income Inc., an affiliate of Intercap Equity Inc. and Gresilent Holding Srl, an entity that Claudio Erba beneficially owns and controls or directs.

On October 16, 2019, the Company repaid the full balance of the Credit Facility outstanding of $7 million from the net proceeds of the IPO. As at December 31, 2019, no further balance has been drawn from the Credit Facility.

Use of Proceeds from the IPO

As a result of the completed IPO on October 8, 2019, the Company raised net proceeds of $52.4 million. With these proceeds, the Company repaid the full balance of the Credit Facility outstanding of $7 million on October 16, 2019. The remaining proceeds have been placed in cash and cash equivalents that include short-term investments in highly liquid marketable securities, having a term to maturity of three months or less. The Company’s use of proceeds from the IPO has not changed from the disclosure set forth in the “Use of Proceeds” section of our Final Prospectus dated October 1, 2019 to the date of this MD&A.

Contractual Obligations

During the fiscal year ended December 31, 2019, there were no significant changes in the Company’s contractual obligations other than the Credit Facility described above.

Off-Balance Sheet Arrangements

We have not entered into off-balance sheet financing arrangements. Except for operating leases not recognized as ROU assets under IFRS 16, all of our liabilities and commitments are reflected as part of our statement of financial position. From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations.

See “Change in Accounting Policies” below for more details on adoption of IFRS 16.

Related Party Transactions

We have no related party transactions, other than those noted in our audited consolidated financial statements, which are summarized below. These related party transactions are with key members of management and directors of the Company, specifically Claudio Erba, Martino Bagini, Alessio Artuffo, Fabio Pirovano, Francesca Bossi, Jason Chapnik, James Merkur, Steven E. Spooner, Daniel Klass, Kristin Halpin Perry, William Anderson, Klass Capital Corporation, an affiliate of Klass.com Subsidiary LLC and with Logan Peak Capital Inc., an entity that is beneficially owned, controlled or directed, directly or indirectly, by James Merkur, in respect of compensation for services provided to the Company. Compensation expense for these persons for the years ended December 31, 2019 and 2018 is as follows:

	2019	2018
	$	$
Salaries and benefits	2,057	1,832
Share-based compensation	1,995	241

	4,052	2,073

In May 2019, the Company issued $3 million of additional secured debentures to certain shareholders of the Company and certain of their affiliates, being Klass.com Subsidiary LLC; Klass Capital Corporation, an affiliate of Klass.com Subsidiary LLC; Intercap Income Inc., an affiliate of Intercap Equity Inc. and Gresilent Holding Srl, an entity that Claudio Erba beneficially owns and controls or directs. These secured debentures were issued to provide additional financing for the Company’s ongoing operations.

On July 26, 2019, $7 million was drawn from the Credit Facility to repay all outstanding secured debentures previously issued to certain shareholders of the Company and certain of their affiliates, being Klass.com Subsidiary LLC; Klass Capital Corporation, an affiliate of Klass.com Subsidiary LLC; Intercap Income Inc., an affiliate of Intercap Equity Inc. and Gresilent Holding Srl, an entity that Claudio Erba beneficially owns and controls or directs.

Financial Instruments and Other Instruments

Credit Risk

Generally, the carrying amount in our consolidated statement of financial position exposed to credit risk, net of any applicable provisions for losses, represents the maximum amount exposed to credit risk.

Our credit risk is primarily attributable to our cash and cash equivalents and trade receivables. We do not require guarantees from our customers. Credit risk with respect to cash and cash equivalents is managed by maintaining balances only with high credit quality financial institutions.

Due to our diverse customer base, there is no particular concentration of credit risk related to our trade receivables. Moreover, balances for trade receivables are managed and analyzed on an ongoing basis to ensure allowances for doubtful accounts, which are established and maintained at an appropriate amount.

We estimate anticipated losses from doubtful accounts based upon the expected collectability of all accounts receivable, which estimate takes into account the number of days past due, collection history, identification of specific customer exposure and current economic trends. An impairment loss on trade receivables is calculated as the difference between the carrying amount and the present value of the estimated future cash flow. Impairment losses are charged to general and administrative expense in the consolidated statements of loss and comprehensive loss. Receivables for which an impairment provision was recognized are written off against the corresponding provision when it is deemed uncollectible. Starting January 1, 2018, impairment losses for trade receivables have been calculated based on the expected credit losses model instead of historical collection evidence as under the previous standards.

The maximum exposure to credit risk at the date hereof is the carrying value of each class of receivables mentioned above. We do not hold any collateral as security.

Foreign Currency Exchange Risk

We are exposed to currency risk due to financial instruments denominated in foreign currencies. The Company’s primary exposure with respect to foreign currencies is from U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables and borrowings in entities whose functional currency is other than U.S. dollars. The net carrying value of these U.S. denominated balances held in entities with Euro and

Canadian dollars as their functional currency as at December 31, 2019 and 2018 presented in U.S. dollars is as follows:

	2019		2018
	Euro	CAD	Euro	CAD
	$	$	$	$
Cash and cash equivalents	110	38,759	155	105
Trade and other receivables	636	2,109	259	1,412
Trade and other payables	(746)	(33)	(356)	(104)
Borrowings	—	—	—	(9,344)

	—	40,835	58	(7,931)

We have not entered into arrangements to hedge our exposure to currency risk.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We review these estimates on an ongoing basis based on management’s best knowledge of current events and actions that we may undertake in the future. Actual results could differ from these estimates. Areas requiring the most significant estimates and judgments are outlined below. Management has determined that we operate in a single operating and reportable segment.

Revenue Recognition

The Company derives its revenues from two main sources: SaaS and professional services revenue, which includes services such as initial project management and training, integration and custom development.

As of January 1, 2018, we implemented the new revenue standard which required revenue to be recognized in a manner that depicts the transfer of promised services to customers and at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services by applying the following steps:

•	identify the contract with a customer;

•	identify the performance obligations in the contract;

•	determine the transaction price;

•	allocate the transaction price; and

•	recognize revenue when, or as, the Company satisfies a performance obligation.

Revenue represents the amount the Company expects to receive for products and services in its contracts with customers, net of discounts and sales taxes. The Company derives revenue from subscription of its product (subscription revenue) comprised of its hosted SaaS and from the provision of professional services including implementation services, technical services and training. Professional services do not include significant customization to, or development of, the software.

The Company recognizes revenue upon transfer of control of products or services to customers at an amount that reflects the consideration the Company expects to receive in exchange for the products or services transferred. The Company’s contracts with customers often include multiple products and services. The Company evaluates these arrangements to determine the appropriate unit of accounting (performance obligation) for revenue recognition purposes based on whether the product or service is distinct from some or all of the other products or services in the arrangement. A product or service is distinct if the customer can benefit from it on its own or together with other readily available resources and the Company’s promise to transfer the good or service is separately identifiable from other promises in the contractual arrangement with the customer. Non-distinct products and services are combined with other goods or services until they are distinct as a bundle and therefore form a single performance obligation. Subscription revenue and professional services are generally capable of being distinct for the Company and are accounted for as separate performance obligations.

The total consideration for the arrangement is allocated to the separate performance obligations based on their relative fair value and revenue is recognized for each performance obligation when the requirements for revenue recognition have been met. The Company determines the fair value of each performance obligation based on the average selling price when each performance obligation is sold separately.

Subscription revenue related to the provision of SaaS is recognized ratably over the contract term as the service is delivered. The contract term begins when the service is made available to the customer. The Company applies the time elapsed method to measure progress towards complete satisfaction of subscription revenue performance obligations. The time elapsed provides a faithful depiction of the Company’s performance towards complete satisfaction of its performance obligations as a customer simultaneously receives and consumes the benefits provided by the Company’s performance as the Company performs on a daily basis.

Professional services revenue is recognized over time as services are performed based on the proportion performed to date relative to the total expected services to be performed, which is normally over the first few months of a contract with progress being measured over the implementation and training period. The Company applies labour hours expended which is an input method to measure progress towards complete satisfaction of professional services revenue performance obligations. Labour hours expended relative to the total expected labour hours to be expended provides a faithful depiction of the Company’s performance towards complete satisfaction of the professional services performance obligations as it closely reflects the completion of activities based on budgeted labour hours and the value of the services transferred cannot be measured directly.

The timing of revenue recognition and the contractual payment schedules often differ, resulting in contractual payments being billed before contractual products or services are delivered. Generally, the payment terms are between 30 to 60 days from the date of invoice. The amounts that are billed, but not earned, are recognized as deferred revenue. When products or services have been transferred to customers and revenue has been recognized, but not billed, the Company recognizes and includes these amounts as unbilled trade receivables.

The Company has elected to apply the practical expedient to not adjust the total consideration over the contract term for the effect of a financing component if the period between the transfer of services to the customer and the customer’s payment for these services is expected to be one year or less.

Multi-element or bundled contracts require an estimate of the stand-alone selling price of separate elements. These assessments require judgment by management to determine if there are separately identifiable performance obligations as well as how to allocate the total price among the performance obligations. Deliverables are accounted for as separately identifiable performance obligations if they can be understood without reference to the series of transactions as a whole. In concluding whether performance obligations are separately identifiable, management considers the transaction from the customer’s perspective. Among other factors, management assesses whether the service or product is sold separately by the Company in the normal course of business or whether the customer could purchase the service or product separately.

Convertible promissory notes

Convertible promissory notes are classified as fair value through profit or loss. The fair value of convertible promissory notes is based on the underlying value of the equity instruments that the convertible promissory notes are convertible into, which in turn requires estimates of the inherent value of the Company, considering value indicators including recent rounds of financing and market comparable valuation metrics.

Share-based payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the related instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant, which depends on the terms and conditions of the grant. This also requires making assumptions and determining the most appropriate inputs to the valuation model including the expected life of the share-based payment, volatility and dividend yield.

Change in Accounting Policies

Leases

The Company has adopted IFRS 16 with an initial adoption date of January 1, 2019. The Company utilized the modified retrospective approach to adopt the new standard and therefore comparative information has not been restated and continues to be reported under IAS 17, Leases and related interpretations.

IFRS 16 specifies how leases will be recognized, measured, presented and disclosed and it provides a single lessee model requiring lessees to recognize right-of-use assets and lease liabilities for all major leases. The Company’s accounting policy under IFRS 16 is as follows:

At contract inception, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right of control for the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a ROU asset and a lease liability at the lease commencement date. The ROU asset primarily relates to office leases and is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of the costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The assets are depreciated to the earlier of the end of useful life of the ROU asset or the lease term using the straight-line method as this most closely reflects the expected pattern of the consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain it will exercise such option. In addition, the ROU asset can be periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. The weighted- average rate applied is 10%.

Lease liability is measured at the amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the ROU asset unless it has been reduced to zero. The Company has elected to apply the practical expedient not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less and for leases of low value assets. The lease payments associated with those leases is recognized as an expense on a straight-line basis over the lease term.

When the Company acts as an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the ROU asset arising from the head lease, not with reference to the underlying asset. To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the ROU asset. If this is the case, then the lease is accounted for as a net investment in finance lease. If not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the ROU asset.

The following table reconciles the Company’s operating lease obligations as at December 31, 2018, as previously disclosed in the Company’s consolidated financial statements, to the lease obligations recognized on initial application of IFRS 16 at January 1, 2019.

(In thousands of US dollars)	$
Aggregate lease commitments as disclosed at December 31, 2018	4,181
Less: Recognition exemption for low-value leases.	246
Less: Recognition exemption for short-term leases.	1

Adjusted lease commitments.	3,934

Less: Impact of present value.	751

Opening IFRS 16 lease liability as at January 1, 2019	3,183

The cumulative effect of the changes made to the January 1, 2019 consolidated statement of financial position for the adoption of IFRS 16 is as follows:

(In thousands of US dollars)	December 31, 2018	IFRS 16 adjustments	Balance as at January 1, 2019
	$	$	$
Assets
Current assets:
Net investment in finance lease.	—	85	85
Non-current assets:
Right-of-use-assets, net.	—	2,406	2,406
Net investment in finance lease. Liabilities	—	357	357
Current liabilities:
Deferred lease incentives.	55	(55)	—
Lease obligations.	—	822	822
Non-current liabilities:
Deferred lease incentives.	243	(243)	—
Lease obligations.	—	2,361	2,361
Equity
Deficit	(48,319)	(38)	(48,357)

Outstanding Share Information

We are currently authorized to issue an unlimited number of common shares. As of the date hereof, 28,454,200 common shares, 1,692,347 stock options and 36,250 DSUs are issued and outstanding.

Foreign Currency Exchange (“FX”) Rates

Although our functional currency is the Canadian dollar, we have elected to report our financial results in U.S. dollars to improve the comparability of our financial results with our peers. Reporting our financial results in U.S. dollars also reduces the impact of foreign currency exchange fluctuations in the Company’s reported amounts, as our transactions denominated in U.S. dollars are significantly larger than Canadian dollars or the Euros.

Our consolidated financial position and operating results have been translated to U.S. dollars applying FX rates outlined in the table below. FX rates are expressed as the amount of U.S. dollars required to purchase one Canadian dollar. FX rates represent the daily closing rate published by the European Central Bank.

	Consolidated Statement of Financial	Consolidated Statement of Loss and
	Position	Comprehensive Loss
Period	Current Rate	Average Rate
Fiscal year ended December 31, 2017	$ 0.7971	$0.7701
Fiscal year ended December 31, 2018	$ 0.7337	$0.7718
Fiscal year ended December 31, 2019	$ 0.7696	$0.7536

FX Impact on Consolidated Results

The following tables have been prepared to assist readers in assessing the FX impact on selected results for the fiscal years ended December 31, 2019 and 2018.

Fiscal 2019

	December 31,	December 31,	December 31,	December 31,
	2018	2019	2019	2019
	(as reported)	(as reported)	(FX impact)	(current period amounts applying prior period FX rate)
	$	$	$	$
Revenue	27,074	41,443	716	42,159
Cost of revenue	5,650	8,261	266	8,527
Gross profit	21,424	33,182	450	33,632
Operating expenses	30,379	42,991	1,105	44,096
Net loss	(11,651)	(11,914)	(674)	(12,588)

Fiscal 2018

	December 31, 2017	December 31, 2018	December 31, 2018	December 31, 2018
	(as reported)	(as reported)	(FX impact)	(current period amounts applying prior period FX rate)
	$	$	$	$
Revenue	17,126	27,074	(60)	27,014
Cost of revenue	4,353	5,650	(12)	5,638
Gross profit	12,773	21,424	(47)	21,377
Operating expenses	19,654	30,379	(112)	30,267
Net loss	(8,240)	(11,651)	69	(11,582)

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

In accordance with Item 4.3 of National Instrument 52-109—Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the Company has filed an annual certificate in the Form 52-109F1—IPO/RTO relating to its annual information form, annual financial statements and the accompanying notes and the MD&A for the year ended December 31, 2019 because it is the first financial year that has ended after the Company became a reporting issuer.

In particular, the certifying officers filing the certificate in the Form 52-109F1—IPO/RTO required under NI 52-109 are not making any representations relating to the establishment and maintenance of:

•

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

•	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company’s GAAP.